UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62807/September 1, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14003

In the Matter of	:	ORDER MAKING FINDINGS AND REVOKING BY DEFAULT REGISTRATIONS OF
	:	
AMERICAN BULLION MINERALS, LTD.,	:	AMERICAN INDUSTRIES LTD.,
AMERICAN INDUSTRIES LTD.,	:	AMERICAN RESOURCE CORP.,
AMERICAN RESOURCE CORP.,	:	AMERICAN TRANSPORTATION
AMERICAN TRANSPORTATION TELEVISION	:	TELEVISION NETWORK, INC.,
NETWORK, INC.,	:	AMERIMMUNE PHARMACEUTICALS,
AMERIMMUNE PHARMACEUTICALS, INC.,	:	INC., and
ANACONDA VENTURE CORP.	:	ANACONDA VENTURE CORP.

SUMMARY

This Order revokes the registrations of the registered securities of Respondents American Industries Ltd., American Resource Corp., American Transportation Television Network, Inc., Amerimmune Pharmaceuticals, Inc., and Anaconda Venture Corp. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on August 11, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by August 18, 2010.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b).

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[1] The proceeding has ended as to the remaining Respondent, American Bullion Minerals, Ltd. Am. Bullion Minerals, Ltd., Exchange Act Release No. 62800 (Aug. 31, 2010).

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

American Industries Ltd. (CIK No. 276298)[3] is a defaulted Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2000, which reported a net loss of $75,895 for the prior nine months.

American Resource Corp. (CIK No. 797088) is a permanently revoked Nevada corporation located in Greenbrae, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended March 31, 1996.

American Transportation Television Network, Inc. (CIK No. 811207), is a Canadian federal corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1993, which reported a deficit of over $11.8 million for the prior six months.

Amerimmune Pharmaceuticals, Inc. (CIK No. 818808), is a delinquent Colorado corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended December 31, 2002, which reported a net loss of over $7.58 million since the company's April 10, 1998, inception. On April 4, 2003, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, which was terminated on October 9, 2003.

Anaconda Venture Corp. (CIK No. 1109302) is a suspended California corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $22,358 since the company's February 17, 2000, inception.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of American Industries Ltd. is REVOKED;

the REGISTRATION of the registered securities of American Resource Corp. is REVOKED;

the REGISTRATION of the registered securities of American Transportation Television Network, Inc., is REVOKED;

the REGISTRATION of the registered securities of Amerimmune Pharmaceuticals, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Anaconda Venture Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge